Exhibit 99.1

Electra Meccanica Announces 2019 Annual General Meeting of Shareholders

VANCOUVER, British Columbia, May 28, 2019 (GLOBE NEWSWIRE) -- Electra Meccanica Vehicles Corp. (NASDAQ: SOLO) (“Electra Meccanica” or the “Company”), a designer and manufacturer of electric vehicles, today announced the details of its 2019 Annual General Meeting of Shareholders, which will be held on Monday, June 24th, 2019 at 6:00 p.m. PDT in Vancouver, Canada.

2019 Annual General Meeting of Shareholders

Date: Monday, June 24th, 2019
Time: 6:00 p.m. PDT
Location: Telus Science World (1455 Quebec St., Vancouver, BC V6A 3Z7)

The event will celebrate both Intermeccanica’s 60th anniversary as an iconic automotive brand and Electra Meccancia’s status as an emerging electric vehicle brand. Food will be served at Telus Science World from 4:00 p.m. until the beginning of the Annual General Meeting of Shareholders at 6:00 p.m., and several Intermeccanica and Electra Meccanica cars will be on display.

All relevant documents and information for the meeting, including the notice and agenda, are available in the Investor Relations section of Electra Meccanica’s website (www.electrameccanica.com) under “SEC Filings”.

About Electra Meccanica Vehicles Corp.

Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, as well as the Tofino, an elegant high-performance two-seater electric roadster sports car. Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly. Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 60 years. For more information, visit www.electrameccanica.com.

Forward Looking Statements

Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contact:
Sean Mahoney
(310) 867-0670
sean@ElectraMeccanica.com

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America

(949) 385-6449
greg.falesnik@mzgroup.us
www.mzgroup.us

Source: Electra Meccanica Vehicle Corp

Released May 28, 2019